Exhibit 99.31

Volaris Reports July 2015 Traffic Results: Record 1.3 Million Passengers and Volume Growth of 21%

Mexico City, Mexico August 4, 2015 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports July 2015 and year-to-date preliminary traffic results.

During the month of July 2015, Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 17.4% year over year, primarily by way of fleet up gauging and through high aircraft utilization.  Volaris transported a record 1.3 million passengers in the month, an increase of 20.6% year over year. Volaris’ total demand for July measured in Revenue Passenger Miles (RPMs) increased 17.3% year over year, reaching 1.2 billion.

Responding to strong passenger demand, Volaris increased international ASMs by 44.7%, while maintaining capacity discipline to more opportunistically increase ASMs in the domestic market by only 7.8%. Year-over-year network load factors remained flat at 87.4%.

During July 2015, Volaris started to operate one seasonal domestic route (Acapulco – Toluca) and two year-round international routes (Cancun – San Juan, Puerto Rico and Guadalajara – New York (JFK)).

The following table summarizes Volaris’ traffic results for the month.

	July 2015	July 2014	Variance	Seven Months Ended July 2015	Seven Months Ended July 2014	Variance
RPMs (in millions, scheduled & charter)
Domestic	851	775	9.9%	4,514	4,178	8.1%
International	389	282	37.7%	1,925	1,479	30.1%
Total	1,240	1,057	17.3%	6,439	5,657	13.8%
ASMs (in millions, scheduled & charter)
Domestic	966	895	7.8%	5,455	5,143	6.1%
International	451	312	44.7%	2,337	1,730	35.1%
Total	1,417	1,207	17.4%	7,792	6,873	13.4%
Load Factor (in %, scheduled)
Domestic	88.2%	86.5%	1.7 pp	82.8%	81.2%	1.6 pp
International	85.9%	90.5%	(4.6) pp	82.2%	85.5%	(3.3) pp
Total	87.4%	87.5%	(0.1) pp	82.6%	82.3%	0.3 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,001	861	16.3%	5,346	4,598	16.3%
International	270	193	40.0%	1,317	1,010	30.4%
Total	1,271	1,054	20.6%	6,663	5,608	18.8%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:
*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 142 and its fleet from four to 54 aircraft. Volaris offers more than 250 daily flight segments on routes that connect 39 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:
For Volaris Investor Relations contact:
Andrés Pliego, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media contact:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net